                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                     TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)*

                                 GLOBESPAN, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    379571102
                                 (CUSIP Number)

                                  Steven Moore
                             Vice President, Finance
                               Virata Corporation
                            2700 San Tomas Expressway
                              Santa Clara, CA 95051
                            Telephone: (408) 566-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 14, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


----------------------------------------------------------------------------------------------------------------------

1.         NAME OF REPORTING PERSON:                                                                VIRATA CORPORATION
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:                                               77-0521696
----------------------------------------------------------------------------------------------------------------------

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (a) [_]
                                                                                                               (b) XX
----------------------------------------------------------------------------------------------------------------------

3.         SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------

4.         SOURCE OF FUNDS:                                                                                         OO

----------------------------------------------------------------------------------------------------------------------

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                                         [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-----------------------------------------------------------------------------------------------------------------------

6.         CITIZENSHIP OR PLACE OF ORGANIZATION:                                                              DELAWARE

-----------------------------------------------------------------------------------------------------------------------
                               7.      SOLE VOTING POWER:                                                            0
          NUMBER OF
                               ----------------------------------------------------------------------------------------
           SHARES              8.      SHARED VOTING POWER:                                                          0
        BENEFICIALLY
                               ----------------------------------------------------------------------------------------
        OWNED BY EACH          9.      SOLE DISPOSITIVE POWER:                                                       0
          REPORTING
                               ----------------------------------------------------------------------------------------
         PERSON WITH           10.     SHARED DISPOSITIVE POWER:                                                     0

-----------------------------------------------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                                                               0
           REPORTING PERSON:
-----------------------------------------------------------------------------------------------------------------------

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                                                            [_]
           EXCLUDES CERTAIN SHARES**
-----------------------------------------------------------------------------------------------------------------------

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                          0.0%
           (11):

-----------------------------------------------------------------------------------------------------------------------

14.        TYPE OF REPORTING PERSON:                                                                                CO
-----------------------------------------------------------------------------------------------------------------------

     The Reporting Person, by this Amendment No. 1 ("Amendment No. 1"), hereby amends its statement on Schedule 13D filed with the Securities and Exchange Commission on October 12, 2001 ("Schedule") with respect to the beneficial ownership of shares of common stock, $0.001 par value ("Common Stock") of GlobeSpan, Inc., a Delaware corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein shall have the same meanings as set forth in the Schedule.

ITEM 1.   Security and Issuer.
          -------------------

          Item 1 of the Schedule is hereby amended and restated in its entirety as follows:

          The class of securities to which the Schedule and this Amendment No. 1 relate to is the Common Stock, $0.001 par value (defined above as "Common Stock") of GlobeSpan, Inc. (defined above as "Issuer"), whose principal executive offices are located at 100 Schulz Drive, Red Bank, NJ 07701.

ITEM 4.   Purpose of the Transaction.
          --------------------------

          Item 4 of the Schedule is hereby amended and restated in its entirety as follows:

          No shares of the Common Stock were purchased directly or indirectly by Reporting Person. Rather, Reporting Person may have been deemed to have acquired beneficial ownership of the shares of Common Stock to which the Schedule related only in the sense that it and the Stockholders entered into the Stockholders Agreement in order to facilitate the Merger. In a stockholders meeting of Issuer held on December 14, 2001, the Stockholders voted their respective shares of Common Stock covered by the Stockholders Agreement in favor of the Merger, and on the same day, the Reporting Person, the Issuer and Wine effected the transactions contemplated by the Merger Agreement, including, without limitation, the Merger.

          The Stockholders Agreement and the irrevocable proxy granted therein terminated upon consummation of the Merger. As a result thereof, Reporting Person has no beneficial ownership of the shares of Common Stock to which the Schedule related. Reporting Person herein disclaims beneficial ownership over any shares of Common Stock to which the Schedule related, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of the Common Stock.

ITEM 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5(a) of the Schedule is hereby amended and restated in its entirety as follows:

          (a) Reporting Person has no beneficial ownership of the shares of Common Stock to which the Schedule related.

          Item 5(b) of the Schedule is hereby amended and restated in its entirety as follows:

          (b) Reporting Person has no beneficial ownership of the shares of Common Stock to which the Schedule related. To Reporting Person's knowledge, the Stockholders have the sole power to vote the Common Stock referred to in the Schedule.

          Item 5(d) of the Schedule is hereby amended and restated in its entirety as follows:

          (d) To Reporting Person's knowledge, only the Stockholders have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock to which the Schedule related.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 14, 2001.

                                             VIRATA CORPORATION


                                             By: /s/ Steven Moore
                                                --------------------------------
                                                Steven Moore
                                                Vice President, Finance